UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IMPRIMIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 PAR VALUE per share

(Title of Class of Securities)

45323A 201

(CUSIP Number)

Dr. Robert J. Kammer

C/O Imprimis Pharmaceuticals, Inc.

12264 El Camino Real, Suite 350

San Diego, CA 92130

858-704-4040

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 45323A 201	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS

Robert J. Kammer, as Trustee of The Robert J. Kammer Living Trust established 6/1/2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
975,058
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
975,058
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

975,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.4%[2]
14	TYPE OF REPORTING PERSON (see instructions)

OO

1The shares of Common Stock beneficially owned by Robert J. Kammer, as Trustee of The Robert J. Kammer Living Trust established 6/1/2000 (the “Kammer Trust”) were acquired (a) with the working capital of DermaStar International, LLC (“DermaStar”) upon the distribution of such shares from DermaStar to Dr. Kammer in his capacity as a member of DermaStar, (b) with the personal funds of Dr. Kammer, or (c) as compensation for Dr. Kammer’s services as an advisor to the Issuer and as a director on the Issuer’s Board of Directors.

2 Calculated based on 13,180,678 shares of Common Stock outstanding as of August 12, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 15, 2016.

CUSIP No. 45323A 201	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS

Robert J. Kammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

997,999[2]
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

997,999[2]
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

997,999[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.6%[3]
14	TYPE OF REPORTING PERSON (see instructions)

IN

1 The shares of Common Stock beneficially owned by Dr. Kammer were acquired (a) with the working capital of DermaStar, upon the distribution of such shares from DermaStar to Dr. Kammer, in his capacity as a member of DermaStar, (b) with the personal funds of Dr. Kammer, or (c) as compensation for Dr. Kammer’s services as an advisor to the Issuer and as a director on the Issuer’s Board of Directors.

2 Consists of (a) 975,058 shares of Common Stock held of record by the Kammer Trust, of which Dr. Kammer is the sole trustee, and (b) 22,941 shares of Common Stock that are subject to restricted stock units (“RSUs”) granted to Dr. Kammer and issuable within 60 days after August 19, 2016.

3 Calculated based on 13,203,619 shares of Common Stock, as follows: (a) 13,180,678 shares of Common Stock outstanding as of August 12, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 15, 2016; and (b) 22,941 shares of Common Stock that are subject to RSUs granted to Dr. Kammer and issuable within 60 days after August 19, 2016.

CUSIP No. 45323A 201	13D	Page 4 of 6 Pages

Explanatory Note:

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2012, as amended by Amendment No. 1 filed with the Commission on August 16, 2013 and as further amended by Amendment No. 2 filed with the Commission on December 28, 2015 (the “Statement”). This Amendment is filed by Robert J. Kammer and the Kammer Trust (Dr. Kammer and the Kammer Trust, collectively, the “Reporting Persons”) relating to the Reporting Persons’ beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Imprimis Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment to report changes in their respective beneficial ownership since the filing of Amendment No. 2 to the Statement. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement as previously filed.

Item 3. Source and Amount of Funds or Other Consideration

The last paragraph of Item 3 of the Statement is amended and restated in its entirety to read in full as follows:

Between June 2013 and the date of this Amendment, the Issuer has granted to each non-employee member of its Board of Directors, including Dr. Kammer, four awards of RSUs under the Issuer’s equity incentive plan as compensation for their services as directors on the Issuer’s Board of Directors (the “Director RSUs”). The Director RSUs granted to Dr. Kammer collectively represent the contingent right to receive up to an aggregate of 32,459 shares of Common Stock. Each award of Director RSUs vests quarterly in equal installments over a one-year period following the date of grant of the applicable award, but the shares of Common Stock subject to the Director RSUs will not be issued and delivered to the applicable director until the director resigns from his position or otherwise terminates his service as a director of the Issuer. Of the 32,459 shares of Common Stock subject to Dr. Kammer’s Director RSUs, 22,941 are vested and issuable to Dr. Kammer within 60 days after August 19, 2016.

Item 4. Purpose of Transaction

Item 4 of the Statement is amended and restated in its entirety to read in full as follows:

The information set forth under Item 3 of the Statement is incorporated into this Item 4 by reference.

On December 10, 2015, Dr. Kammer and the Kammer Trust entered into a Rule 10b5-1 Sales Plan (the “Sales Plan”) with MDB Capital, LLC (“MDB”). The Sales Plan was established as part of Dr. Kammer’s investment strategies for liquidity over time. The Sales Plan was adopted during an “open window” in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934 and as permitted by the Issuer’s insider trading policy. Effective as of August 19, 2016, Dr. Kammer terminated the Sales Plan. Such termination was effected during an “open window” under the Issuer’s insider trading policy. As of the date of such termination, no sales of Common Stock had been made pursuant to the Sales Plan.

The Reporting Persons hold the shares of Common Stock, and rights to acquire shares of Common Stock, of the Issuer for general investment purposes. The Reporting Persons may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in Dr. Kammer’s capacity as a director of the Issuer or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Persons intend to review their ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, the Reporting Persons’ liquidity needs and other factors considered relevant, the Reporting Persons may decide at any time to increase or to decrease the size of their holdings of the Issuer’s securities.

Item 5. Interest in Securities of the Issuer

Subsections (a) — (c) of Item 5 of the Statement are hereby amended and restated in their entirety to read as follows:

(a) The Kammer Trust is the beneficial owner and holder of record of 975,058 shares of Common Stock. Such shares of Common Stock represent 7.4% of the Common Stock of the Issuer, calculated based on 13,180,678 shares of Common Stock outstanding as of August 12, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 15, 2016.

Dr. Kammer is the beneficial owner of 997,999 shares of Common Stock, consisting of the following: (a) 975,058 shares of Common Stock held of record by the Kammer Trust, of which Dr. Kammer is the sole trustee, and (b) 22,941 shares of Common Stock that are subject to the Director RSUs granted to Dr. Kammer and issuable within 60 days after August 19, 2016. Such shares of Common Stock represent 7.6% of the Common Stock of the Issuer, calculated based on 13,203,619 shares of Common Stock, as follows: (a) 13,180,678 shares of Common Stock outstanding as of August 12, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 15, 2016; and (b) 22,941 shares of Common Stock that are subject to the Director RSUs granted to Dr. Kammer and issuable within 60 days after August 19, 2016.

CUSIP No. 45323A 201	13D	Page 5 of 6 Pages

(b) In his capacity as the sole trustee of the Kammer Trust, Dr. Kammer has sole power to vote or direct the vote and dispose or direct the disposition of all shares of Common Stock held of record by the Kammer Trust. Dr. Kammer also has sole power to vote or direct the vote and dispose or direct the disposition of all shares of Common Stock, or rights to acquire shares of Common Stock, that he holds of record in his individual capacity. As a result, Dr. Kammer has the sole power to vote or direct the vote and dispose or direct the disposition of 997,999 shares of Common Stock, including the right to acquire 22,941 shares of Common Stock within 60 days after August 19, 2016. Dr. Kammer has shared power to vote or direct the vote or dispose or direct the disposition of zero shares of Common Stock.

(c) Except as otherwise set forth in this Amendment, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Form of Warrant, issued to Robert J. Kammer by Imprimis Pharmaceuticals, Inc. on September 17, 2007 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of Imprimis Pharmaceuticals, Inc. filed with the Commission on September 21, 2007)

Exhibit 2:	Form of Warrant, issued to Robert J. Kammer by Imprimis Pharmaceuticals, Inc. on July 12, 2012 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of Imprimis Pharmaceuticals, Inc. filed with the Commission on April 27, 2012)

Exhibit 3:	Advisory Agreement, effective as of April 1, 2012, by and between Imprimis Pharmaceuticals, Inc. and Robert J. Kammer (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K of Imprimis Pharmaceuticals, Inc. filed with the Commission on April 27, 2012)

Exhibit 4:	Stand-alone Restricted Stock Unit Agreement, dated as of July 18, 2012, by and between Imprimis Pharmaceuticals, Inc. and Robert Kammer (incorporated herein by reference to Exhibit 10.41 to the Registration Statement on Form S-1 of Imprimis Pharmaceuticals, Inc. filed with the Commission on July 25, 2012)

Exhibit 5:	Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.13 to the Current Report on Form 8-K of Imprimis Pharmaceuticals, Inc. filed with the Commission on September 21, 2007)

Exhibit 6:	Form of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Imprimis Pharmaceuticals, Inc. filed with the Commission on May 8, 2013)

Exhibit 7:	Rule 10b5-1 Sales Plan, dated as of December 10, 2015, by and between Robert J. Kammer and the Robert J. Kammer Living Trust as the Seller and MDB Capital Group LLC (incorporated by reference to Exhibit 7 to the Schedule 13D/A of the Reporting Persons filed with the Commission on December 28, 2015)

Exhibit 8:	Power of Attorney — Robert J. Kammer and The Robert J. Kammer Living Trust (incorporated by reference to Exhibit 8 to the Schedule 13D/A of the Reporting Persons filed with the Commission on December 28, 2015)

Exhibit 9:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 9 to the Schedule 13D/A of the Reporting Persons filed with the Commission on December 28, 2015)

CUSIP No. 45323A 201	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2016

THE ROBERT J. KAMMER LIVING TRUST

	By:	*
	Name:	Robert J. Kammer
	Its:	Trustee

ROBERT J. KAMMER

	By:	*
	Name:	Robert J. Kammer

	*By:	/s/ Andrew R. Boll
Andrew R. Boll,
as Attorney-in Fact